Exhibit (a)(1)
Letter to Limited Partners, dated December 30, 2005
Yager/Kuester Public Fund Limited Partnership
1300 Altura Road
Fort Mill, South Carolina 29708
December 30, 2005
Dear Limited Partners:
     The undersigned general partners of Yager/Kuester Public Fund Limited Partnership (the “Partnership”) are writing to you as a result of an unsolicited tender offer (the “Offer”) from MPF-NY 2005, LLC, SCM Special Fund, LLC, MPF Flagship Fund 9, LLC, MPF DeWaay Premier Fund 2, LLC and Mackenzie Patterson Fuller, Inc. (collectively, the “MPF Group”) to purchase up to 6,390 Units of limited partnership interest (the “Units”) in the Partnership.
     The MPF Group is offering you and your fellow limited partners a price of $100.00 per Unit. You may have received information from MPF regarding the other terms and conditions of the Offer and may also have seen that information on a Schedule TO (“Schedule TO”) filed by the MPF Group with the Securities and Exchange Commission (the “SEC”) on December 16, 2005. A copy of Schedule TO is posted on the SEC’s website at http://www.sec.gov.
     The Partnership, through its general partners, DRY Limited Partnership and FSK Limited Partnership, is required by the rules of the SEC to make a recommendation as to whether you should accept or reject such Offer or to state that the Partnership is remaining neutral with respect to such Offer. THE GENERAL PARTNERS EXPRESS NO OPINION AND ARE REMAINING NEUTRAL WITH RESPECT TO THE MPF GROUP OFFER, PRIMARILY BECAUSE THE GENERAL PARTNERS DO NOT HAVE A RELIABLE INDICATOR OF THE FAIR VALUE OF THE UNITS.
     The Partnership has not conducted or otherwise obtained an analysis of the value of the Units, but the Partnership notes that the MPF Group estimates that the liquidation value of the Partnership could have a liquidation value of $205.00 per Unit. The Partnership does not have a recent appraisal of its EastPark Executive Center property located in Charlotte, North Carolina, with which to conduct a liquidation value analysis of the Partnership Units. In addition, secondary market sales information regarding the Units is not a reliable measure of value because of the limited number of trades.
     However, we call your attention to the following considerations:
•	As set forth in its tender offer materials, the MPF Group offer estimates liquidation value at approximately $205.00 per Unit. However, the MPF Group is only offering $100.00 per Unit. The $100.00 per Unit will be reduced by the amount of any distributions declared with respect of the Units between December 16, 2005 and January 17, 2006, which may be further extended. It is unlikely that any such distribution will be made by the Partnership during such period.

Limited Partners
December 30, 2005

•	During the fiscal year ended December 31, 2004, FSK Properties, LLC received $18,201 for management fees and an additional $28,471 for on-site management and repair service fees. FSK Properties, LLC is affiliated with Faison S. Kuester, who is the sole general partner in FSK Limited Partnership, which limited partnership is one of the two general partners of the Partnership. Internet Services Corporation, Inc. received $25,659 for providing accounting/management services. A portion of the beneficial interests in Internet Services Corporation is indirectly owned by Jeffrey S. Yager, Manager of YFP, LLC the sole General Partner of DRY Limited Partnership, which limited partnership is one of the two general partners of the Partnership. Janitorial services for the EastPark Executive Center are provided by Marquis Cleaning Services, which is operated and owned by a relative of Jeffrey S. Yager.

•	The lease with the Partnership’s primary tenant at the EastPark Executive Center, the General Services Administration (“GSA”), expires on October 31, 2006. Although the GSA has not expressly stated any decision not to renew, it appears unlikely that the GSA will renew its tenancy beyond such expiration date. In such event, the Partnership would face the task of replacing the rental income provided by such tenant in an east Charlotte market that has had weak demand for office space for some time. In addition, any such replacement of GSA as a tenant would likely require the Partnership to incur tenant improvement expenditures on behalf of any new tenant. The absence of this primary tenant would most likely cause any buyer bids for this property to be less than they otherwise would be.

•	The Partnership’s loan obligations to Wachovia Bank, N.A. of approximately $1.1 million are due and payable on January 31, 2006 and the Partnership can give no assurances that such debt can be refinanced or otherwise extended. In the event of non- payment, the Bank could commence foreclosure proceedings and look to a foreclosure sale to provide funds for repayment of such debt. The foregoing is subject to the Bank’s enforcement of the guaranty of such debt by Dexter and Birdie Yager. The Yagers are members of YFP, LLC, the sole owner of DRY Limited Partnership.

•	A substantial holding by the MPF Group of Units as a result of the MPF Group Offer may affect the outcome of Partnership decisions. Affected decisions could include any decision in which limited partners unaffiliated with the general partners are given an opportunity to consent or object.
Each limited partner should make its own decision as to whether or not it should tender or refrain from tendering its Units in response to the Offer in light of its particular circumstances including (i) its investment objectives, (ii) its financial circumstances including the tolerance for risk and need for liquidity, (iii) its views as to the Partnership’s prospects and outlook, (iv) its own analysis and review of all publicly available information about the Partnership, its real property and other assets, (v) other financial opportunities available to it, (iv) its own tax position and tax consequences, and (vii) other factors that the holder of Units may deem relevant to its decision.

Limited Partners
December 30, 2005

PLEASE CONSULT WITH YOUR TAX ADVISOR ABOUT THE IMPACT OF SUCH SALE ON YOUR PARTICULAR SITUATION.
The discussion points set forth in this letter and comments regarding the Partnership’s EastPark property are forward-looking information developed by the general partners. Any estimate of the future performance of a business, like the Partnership’s business or that of its properties, are forward-looking and based on assumptions, some of which inevitably will prove to be incorrect.
If you need further information about your options, please contact Thomas K. Emery at (803) 547-9100.

Sincerely,

DRY Limited Partnership, General Partner

By: YFP, LLC General Partner

By:

Jeffrey S. Yager, Manager

FSK Limited Partnership, General Partner

By:

Faison S. Kuester, Jr., General Partner
Enclosure: Copy of the Schedule 14D-9 as filed with the United States Securities and Exchange Commission